

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2011

<u>Via E-mail</u>
William F. Lacey
Senior Vice President and Chief Financial Officer
Animal Health International, Inc.
7 Village Circle, Suite 200
Westlake, TX 76262

> **Re: Animal Health International, Inc.**
> **Form 10-K**
> **Filed September 10, 2010**
> **File No. 001-33273**

Dear Mr. Lacey:

        We have completed our review of your filing and do not have any further comments at this time.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director